Exhibit 99.1

XPENG Reports First Quarter 2023 Unaudited Financial Results

•	Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB34.12 billion (US$4.97 billion) as of March 31, 2023

•	Quarterly total revenues were RMB4.03 billion, a 21.5% decrease quarter-over-quarter

•	Quarterly gross margin was 1.7%, a decrease of 7.0 percentage points quarter-over-quarter

GUANGZHOU, China — (BUSINESS WIRE) — May 24, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended March 31, 2023.

Operational and Financial Highlights for the Three Months Ended March 31, 2023

	2023Q1	2022Q4	2022Q3	2022Q2	2022Q1	2021Q4
Total deliveries	18,230	22,204	29,570	34,422	34,561	41,751

•	Total deliveries of vehicles were 18,230 in the first quarter of 2023, representing a decrease of 17.9% from 22,204 for the fourth quarter of 2022.

•	XPENG’s physical sales network continued expansion with a total of 425 stores, covering 145 cities as of March 31, 2023.

•	XPENG self-operated charging station network reached 1,016 stations, including 816 XPENG self-operated supercharging stations and 200 destination charging stations as of March 31, 2023.

•

Total revenues were RMB4.03 billion (US$0.59 billion) for the first quarter of 2023, representing a decrease of 45.9% from the same period of 2022, and a decrease of 21.5% from the fourth quarter of 2022.

•

Revenues from vehicle sales were RMB3.51 billion (US$0.51 billion) for the first quarter of 2023, representing a decrease of 49.8% from the same period of 2022, and a decrease of 24.6% from the fourth quarter of 2022.

•	Gross margin was 1.7% for the first quarter of 2023, compared with 12.2% for the same period of 2022 and 8.7% for the fourth quarter of 2022.

•

Vehicle margin, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenue, was negative 2.5% for the first quarter of 2023, compared with 10.4% for the same period of 2022 and 5.7% for the fourth quarter of 2022.

•

Net loss was RMB2.34 billion (US$0.34 billion) for the first quarter of 2023, compared with RMB1.70 billion for the same period of 2022 and RMB2.36 billion for the fourth quarter of 2022. Excluding share-based compensation expenses, non-GAAP net loss was RMB2.21 billion (US$0.32 billion) in the first quarter of 2023, compared with RMB1.53 billion for the same period of 2022 and RMB2.21 billion for the fourth quarter of 2022.

•

Net loss attributable to ordinary shareholders of XPENG was RMB2.34 billion (US$0.34 billion) for the first quarter of 2023, compared with RMB1.70 billion for the same period of 2022 and RMB2.36 billion in the fourth quarter of 2022. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB2.21 billion (US$0.32 billion) for the first quarter of 2023, compared with RMB1.53 billion for the same period of 2022 and RMB2.21 billion for the fourth quarter of 2022.

•	Basic and diluted net loss per American depositary share (ADS) were both RMB2.71 (US$0.40) and basic and diluted net loss per ordinary share were both RMB1.36 (US$0.20) for the first quarter of 2023.

•

Non-GAAP basic and diluted net loss per ADS were both RMB2.57 (US$0.37) and non-GAAP basic and diluted net loss per ordinary share were both RMB1.28 (US$0.19) for the first quarter of 2023. Each ADS represents two Class A ordinary shares.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB34.12 billion (US$4.97 billion) as of March 31, 2023, compared with RMB41.71 billion as of March 31, 2022 and RMB38.25 billion as of December 31, 2022. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	March 31,	December 31,	March 31,
	2023	2022	2022	YoY		QoQ
Vehicle sales	3.51	4.66	7.00	-49.8%		-24.6%
Vehicle margin	-2.5%	5.7%	10.4%	-12.9	pts	-8.2	pts

Total revenues	4.03	5.14	7.45	-45.9%		-21.5%
Gross profit	0.07	0.45	0.91	-92.6%		-84.9%
Gross margin	1.7%	8.7%	12.2%	-10.5	pts	-7.0	pts
Net loss	2.34	2.36	1.70	37.4%		-1.0%
Non-GAAP net loss	2.21	2.21	1.53	44.8%		0.0%
Net loss attributable to ordinary shareholders	2.34	2.36	1.70	37.4%		-1.0%
Non-GAAP net loss attributable to ordinary shareholders	2.21	2.21	1.53	44.8%		0.0%
Comprehensive loss attributable to ordinary shareholders	2.58	2.68	1.80	43.5%		-3.7%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“During the first quarter of 2023, I took actions to make changes to our strategy, organizational structure and senior management team decisively. I am fully confident in taking our Company into a virtuous cycle driving product sales growth, team morale, customer satisfaction and brand reputation over the next few quarters,” said Mr. He Xiaopeng, Chairman and CEO of XPENG. “G6, the first production model built on XPENG’s next-generation technology architecture SEPA2.0, will be officially launched in June 2023. I believe the G6 will emerge as one of the most popular, best-selling models in China’s NEV SUV market segment with price range between RMB200,000 to RMB300,000.”

“Going forward, our top priority remains to accelerate growth in sales and market share,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and Co-President of XPENG. “As the upcoming G6 launch and other new product launches fuel rapid sales growth, we expect our cash flow from operations to improve significantly.”

Recent Developments

Deliveries in April 2023

•	Total deliveries were 7,079 vehicles in April 2023.

•	As of April 30, 2023, year-to-date total deliveries were 25,309 vehicles.

XPENG Introduced Next-Gen Technology Architecture — SEPA2.0

On April 16, 2023, XPENG unveiled its next-generation end-to-end integrated technology architecture SEPA2.0 (Smart Electric Platform Architecture), which sets the foundation for future production models. SEPA2.0 optimizes R&D efficiency, lowers cost and enhances product experience.

Unaudited Financial Results for the Three Months Ended March 31, 2023

Total revenues were RMB4.03 billion (US$0.59 billion) for the first quarter of 2023, representing a decrease of 45.9% from RMB7.45 billion for the same period of 2022 and a decrease of 21.5% from RMB5.14 billion for the fourth quarter of 2022.

Revenues from vehicle sales were RMB3.51 billion (US$0.51 billion) for the first quarter of 2023, representing a decrease of 49.8% from RMB7.00 billion for the same period of 2022 and a decrease of 24.6% from RMB4.66 billion for the fourth quarter of 2022. The year-over-year and quarter-over-quarter decreases were mainly attributable to lower vehicle deliveries and discontinuation of new energy vehicle subsidy.

Revenues from services and others were RMB0.52 billion (US$0.08 billion) for the first quarter of 2023, representing an increase of 13.9% from RMB0.46 billion for the same period of 2022 and an increase of 8.4% from RMB0.48 billion for the fourth quarter of 2022. The year-over-year and quarter-over-quarter increases were mainly attributable to the increase of parts, supercharging service and other service sales, which is in line with higher accumulated vehicle sales.

Cost of sales was RMB3.97 billion (US$0.58 billion) for the first quarter of 2023, representing a decrease of 39.4% from RMB6.54 billion for the same period of 2022 and a decrease of 15.5% from RMB4.70 billion for the fourth quarter of 2022. The year-over-year and quarter-over-quarter decreases were mainly in line with vehicle deliveries as described above.

Gross margin was 1.7% for the first quarter of 2023, compared with 12.2% and 8.7% for the first quarter of 2022 and the fourth quarter of 2022, respectively.

Vehicle margin was negative 2.5% for the first quarter of 2023, compared with 10.4% for the same period of 2022 and 5.7% for the fourth quarter of 2022. The year-over-year and quarter-over-quarter decreases were explained by increased sales promotions and the expiry of new energy vehicle subsidy mentioned above.

Research and development expenses were RMB1.30 billion (US$0.19 billion) for the first quarter of 2023, representing an increase of 6.1% from RMB1.22 billion for the same period of 2022 and an increase of 5.3% from RMB1.23 billion for the fourth quarter of 2022. The year-over-year and quarter-over-quarter increases were mainly due to higher expenses relating to the development of new vehicles models to support future growth.

Selling, general and administrative expenses were RMB1.39 billion (US$0.20 billion) for the first quarter of 2023, representing a decrease of 15.5% from RMB1.64 billion for the same period of 2022 and a decrease of 21.0% from RMB1.76 billion for the fourth quarter of 2022. The year-over-year and quarter-over-quarter decreases were mainly due to the decrease of commission to the franchised stores and lower marketing and advertising expenses.

Loss from operations was RMB2.59 billion (US$0.38 billion) for the first quarter of 2023, compared with RMB1.92 billion for the same period of 2022 and RMB2.52 billion for the fourth quarter of 2022.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB2.46 billion (US$0.36 billion) for the first quarter of 2023, compared with RMB1.75 billion for the same period of 2022 and RMB2.37 billion for the fourth quarter of 2022.

Net loss was RMB2.34 billion (US$0.34 billion) for the first quarter of 2023, compared with RMB1.70 billion for the same period of 2022 and RMB2.36 billion for the fourth quarter of 2022.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB2.21 billion (US$0.32 billion) for the first quarter of 2023, compared with RMB1.53 billion for the same period of 2022 and RMB2.21 billion for the fourth quarter of 2022.

Net loss attributable to ordinary shareholders of XPENG was RMB2.34 billion (US$0.34 billion) for the first quarter of 2023, compared with RMB1.70 billion for the same period of 2022 and RMB2.36 billion for the fourth quarter of 2022.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses, was RMB2.21 billion (US$0.32 billion) for the first quarter of 2023, compared with RMB1.53 billion for the same period of 2022 and RMB2.21 billion for the fourth quarter of 2022.

Basic and diluted net loss per ADS were both RMB2.71 (US$ 0.40) for the first quarter of 2023, compared with RMB2.00 for the first quarter of 2022 and RMB2.74 for the fourth quarter of 2022.

Non-GAAP basic and diluted net loss per ADS were both RMB2.57 (US$ 0.37) for the first quarter of 2023, compared with RMB1.80 for the first quarter of 2022 and RMB2.57 for the fourth quarter of 2022.

Balance Sheets

As of March 31, 2023, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB34.12 billion (US$4.97 billion), compared with RMB41.71 billion as of March 31, 2022 and RMB38.25 billion as of December 31, 2022.

Business Outlook

For the second quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 21,000 and 22,000, representing a year-over-year decrease of approximately 36.1% to 39.0%.

•	Total revenues to be between RMB4.5 billion and RMB4.7 billion, representing a year-over-year decrease of approximately 36.8% to 39.5%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 24, 2023 (8:00 PM Beijing/Hong Kong Time on May 24, 2023).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPENG First Quarter 2023 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10030387-tfg8sj.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until May 31, 2023, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10030387

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8676 to US$1.00, the exchange rate on March 31, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	14,607,774	8,826,056	1,285,173
Restricted cash	106,272	312,437	45,494
Short-term deposits	14,921,688	13,279,498	1,933,645
Restricted short-term deposits	—	1,010,000	147,067
Short-term investments	1,262,129	1,598,566	232,769
Long-term deposits, current portion	427,466	970,681	141,342
Accounts and notes receivable, net	3,872,846	3,743,425	545,085
Installment payment receivables, net, current portion	1,294,665	1,413,029	205,753
Inventory	4,521,373	4,324,646	629,717
Amounts due from related parties	47,124	33,806	4,923
Prepayments and other current assets	2,466,084	2,547,619	370,962

Total current assets	43,527,421	38,059,763	5,541,930

Non-current assets
Long-term deposits	6,926,450	7,570,857	1,102,402
Restricted long-term deposits	—	550,000	80,086
Property, plant and equipment, net	10,606,745	10,880,076	1,584,262
Right-of-use assets, net	1,954,618	1,916,406	279,050
Intangible assets, net	1,042,972	1,115,110	162,373
Land use rights, net	2,747,854	2,735,807	398,364
Installment payment receivables, net	2,188,643	2,187,485	318,522
Long-term investments	2,295,032	2,276,929	331,547
Other non-current assets	201,271	166,602	24,259

Total non-current assets	27,963,585	29,399,272	4,280,865

Total assets	71,491,006	67,459,035	9,822,795

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	2,419,210	3,609,210	525,542
Accounts and notes payable	14,222,856	11,448,089	1,666,971
Amount due to related parties	91,111	29,765	4,334
Operating lease liabilities, current portion	490,811	480,955	70,032
Finance lease liabilities, current portion	128,279	99,054	14,423
Deferred revenue, current portion	389,243	414,483	60,353
Long-term borrowings, current portion	761,859	689,178	100,352
Accruals and other liabilities	5,583,829	5,837,433	849,996
Income taxes payable	27,655	24,174	3,520

Total current liabilities	24,114,853	22,632,341	3,295,523

Non-current liabilities
Long-term borrowings	4,613,057	5,112,882	744,493
Operating lease liabilities	1,854,576	1,825,683	265,840
Finance lease liabilities	797,743	792,932	115,460
Deferred revenue	694,006	697,122	101,509
Other non-current liabilities	2,506,106	1,943,683	283,022

Total non-current liabilities	10,465,488	10,372,302	1,510,324

Total liabilities	34,580,341	33,004,643	4,805,847

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	92	92	13
Class B Ordinary shares	21	21	3
Additional paid in capital	60,691,019	60,815,657	8,855,445
Statutory reserves	6,425	6,425	936
Accumulated deficit	(25,330,916)	(27,667,874)	(4,028,754)
Accumulated other comprehensive income	1,544,024	1,300,071	189,305

Total shareholders’ equity	36,910,665	34,454,392	5,016,948

Total liabilities and shareholders’ equity	71,491,006	67,459,035	9,822,795

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	6,998,815	4,661,182	3,513,767	511,644
Services and others	456,123	479,167	519,653	75,667

Total revenues	7,454,938	5,140,349	4,033,420	587,311

Cost of sales
Vehicle sales	(6,271,499)	(4,397,201)	(3,600,529)	(524,278)
Services and others	(272,710)	(298,084)	(365,859)	(53,273)

Total cost of sales	(6,544,209)	(4,695,285)	(3,966,388)	(577,551)

Gross profit	910,729	445,064	67,032	9,760

Operating expenses
Research and development expenses	(1,221,278)	(1,230,049)	(1,295,854)	(188,691)
Selling, general and administrative expenses	(1,641,575)	(1,755,815)	(1,386,620)	(201,908)

Total operating expenses	(2,862,853)	(2,985,864)	(2,682,474)	(390,599)

Other income, net	31,659	23,357	30,065	4,378

Loss from operations	(1,920,465)	(2,517,443)	(2,585,377)	(376,461)

Interest income	227,944	273,367	299,741	43,646
Interest expense	(19,834)	(51,079)	(62,667)	(9,125)
Fair value (loss) gain on derivative assets or derivative liabilities	(18,249)	1,398	—	—
Fair value (loss) gain on long-term investments	(17,249)	(102,798)	8,440	1,229
Exchange gain (loss) from foreign currency transactions	46,405	(17,454)	2,083	303
Other non-operating income, net	3,105	37,761	6,002	874

Loss before income tax expenses and share of results of equity method investees	(1,698,343)	(2,376,248)	(2,331,778)	(339,534)

Income tax (expenses) benefit	(2,424)	10,445	(6,157)	(897)
Share of results of equity method investees	—	4,628	977	142

Net loss	(1,700,767)	(2,361,175)	(2,336,958)	(340,289)

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,700,767)	(2,361,175)	(2,336,958)	(340,289)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$
Net loss	(1,700,767)	(2,361,175)	(2,336,958)	(340,289)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(98,312)	(318,072)	(243,953)	(35,522)

Total comprehensive loss attributable to XPeng Inc.	(1,799,079)	(2,679,247)	(2,580,911)	(375,811)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(1,799,079)	(2,679,247)	(2,580,911)	(375,811)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,702,708,311	1,720,448,811	1,722,080,453	1,722,080,453
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(1.00)	(1.37)	(1.36)	(0.20)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	851,354,156	860,224,405	861,040,227	861,040,227
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(2.00)	(2.74)	(2.71)	(0.40)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$
Loss from operations	(1,920,465)	(2,517,443)	(2,585,377)	(376,461)
Share-based compensation expenses	172,539	148,783	124,638	18,149

Non-GAAP loss from operations	(1,747,926)	(2,368,660)	(2,460,739)	(358,312)

Net loss	(1,700,767)	(2,361,175)	(2,336,958)	(340,289)
Share-based compensation expenses	172,539	148,783	124,638	18,149

Non-GAAP net loss	(1,528,228)	(2,212,392)	(2,212,320)	(322,140)

Net loss attributable to ordinary shareholders	(1,700,767)	(2,361,175)	(2,336,958)	(340,289)
Share-based compensation expenses	172,539	148,783	124,638	18,149

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(1,528,228)	(2,212,392)	(2,212,320)	(322,140)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,702,708,311	1,720,448,811	1,722,080,453	1,722,080,453
Non-GAAP net loss per ordinary share
Basic and diluted	(0.90)	(1.29)	(1.28)	(0.19)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	851,354,156	860,224,405	861,040,227	861,040,227
Non-GAAP net loss per ADS
Basic and diluted	(1.80)	(2.57)	(2.57)	(0.37)